04 FEB 10 AM 7:21

Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

20 January 2004

SUPPL

Dear Sirs,

RE : Eurotunnel ~~PLC~~ SA (82-2999)/Eurotunnel ~~SA~~ PLC (82-3000) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

04012705

I enclose the following:

- Eurotunnel's revenue and traffic trading statement, for the year ended 31 December 2003.

Yours faithfully,

D Leonard
Secretary

dw 2/10

EMBARGO: Not for release before 0730 hours (UK time) on Tuesday, 20 January 2004

EUROTUNNEL 2003 REVENUE & TRAFFIC

Eurotunnel strengthens its market leadership in a tough year

Eurotunnel, operator of the Channel Tunnel, today reported revenue and traffic figures for the year-ended 31 December 2003.

* Traffic and market share growth from truck shuttles
* Passenger shuttle share maintained or increased
* Operating revenue down 5% due to lower shuttle yields
* Excellent quality of service

Richard Shirrefs, Chief Executive, said:

"2003 has been a tough year for the transport industry. Cross-Channel market conditions were poor with intense price competition having a significant impact on all operators. Despite this, continuing improvement of our already high quality service enabled us to further strengthen our leading market position. We are also pleased to see the recent improvement in passenger numbers from Eurostar."

£ million *Exchange rate £/€*	2003 unaudited 1.435	2002 restated[1] 1.435	2003/2002 % change	2002 published 1.573
Shuttle Services	309	349	- 11%	333
Railways	232	227	+ 2%	217
Transport activities	541	576	- 6%	550
Non-transport activities	25	21	+ 20%	20
Operating revenue	**566**	**597**	- 5%	**570**

[1] 2002 operating revenue has been restated at an exchange rate of £1=€1.435 to permit a direct comparison with 2003.

Shuttle Services

Truck Shuttles

In a flat market, Eurotunnel increased carryings by 4% to 1,284,875 trucks, with market share two points higher at 43%. In the fourth quarter Eurotunnel's share was 44%, underpinned by excellent service quality.

Strong competition from the ferries throughout 2003 caused prices to fall across the market, resulting in lower yields and hence revenue from the truck business.

Passenger Shuttles

Eurotunnel carried 2,278,999 cars during 2003, maintaining market share at 47%. The Short Straits car market declined by 2% for the full year compared to 2002, reflecting the uncertainty experienced by the European travel market earlier in the year as a result of the Iraq conflict, and competition from low cost airlines offering alternative leisure destinations. Price competition between operators was intense throughout 2003, with extended periods of promotional pricing resulting in lower car revenues.

During the fourth quarter the market declined by 5% compared with a decline of 3% during the third quarter. By reducing price promotions, Eurotunnel was able to hold the year-on-year rate of decline in passenger revenue during the fourth quarter at the same level as for the third quarter.

The coach market contracted by 10% compared to 2002, affected by the same factors as the car market. Despite this, Eurotunnel maintained its traffic volumes, increasing market share by four points to 36%.

	2003	2002	% change	% market change*
Truck Shuttles	1 284 875 trucks	1 231 100 trucks	+ 4%	0%
Passenger Shuttles	2 278 999 cars** 71 942 coaches	2 335 625 cars** 71 911 coaches	- 2% 0%	- 2% - 10%

* Short Straits market: Folkestone-Dover-Ramsgate/Calais-Zeebrugge-Dunkerque-Ostend

** including motorcycles, cars with trailers, caravans and campervans

Railways (Eurostar & rail freight)

The Channel Tunnel is also used by other rail services not managed by Eurotunnel – Eurostar for high-speed passenger-only services on London/Paris and London/Brussels, and EWS and SNCF for international rail freight services.

Eurostar

At 6,314,795 the number of passengers* carried through the Tunnel by Eurostar in 2003 fell by 4% compared to 2002. However the fourth quarter saw an increase of 15% compared to the same period in 2002 following the successful opening of the first phase of the UK high-speed rail link on 28 September 2003. This new line enables Eurostar passengers to travel between London and Paris in 2 hours and 35 minutes, London and Brussels in 2 hours 20 minutes, and London and Lille in 1 hour and 40 minutes.

(* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.)

Rail freight

Rail freight tonnage carried through the Tunnel increased by 19% to 1,743,686 in 2003 as the service continued to recover from the disruption to services caused by asylum-seekers during 2002.

Revenues from Eurostar and rail freight services through the Tunnel are protected by the Minimum Usage Charge (MUC) paid to Eurotunnel by the Railways. This agreement continues until November 2006.

Non-transport activities

Revenue of £25 million was generated from non-transport activities, including retail and telecommunications, as well as several non-recurring land sales made in the last quarter of the year which contributed £7.5 million.

- END -

Notes to editors:

(1) A conference call for analysts and investors in the UK/US will be held at 13h00 GMT. To register, log on to: http://invite.taylor-rafferty.com/eurotunnel/english or call 0207 936 0400.
(2) Eurotunnel's 2003 preliminary results will be announced on Monday, 9 February 2004.

Media enquiries:

Kevin Charles, Eurotunnel, tel: + 44 (0) 1303 288728
Giles Croot, Brunswick Group, tel: + 44 (0) 20 7404 5959

- **Investor enquiries**:

Xavier Clément, Eurotunnel, tel: + 33 1 55 27 36 27

News release no. 869

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.